SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Leap Wireless International, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

521863308

(CUSIP Number)

Wayne A. Wirtz
AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
210-821-4105

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 12, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13-d7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON AT&T Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,598,857 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,598,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%
14	TYPE OF REPORTING PERSON CO

(1)
The shares of Common Stock, par value $0.0001 per share (“Leap Common Stock”), of Leap Wireless International, Inc., a Delaware corporation (“Leap” or the “Issuer”) covered by this item are deemed beneficially owned under a Voting Agreement, dated as of July 12, 2013 (the “Voting Agreement”), among AT&T Inc., a Delaware corporation (“AT&T”), affiliates of MHR Fund Management (“MHR”) and Leap, obligating MHR to vote such shares in accordance with the terms of the Voting Agreement and pursuant to which a limited proxy was provided. AT&T expressly disclaims beneficial ownership of all of the shares of Leap Common Stock subject to the Voting Agreement and the proxies. The number of shares listed above is taken from the Voting Agreement.

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ITEM 1.	SECURITY AND ISSUER.

This statement relates to the shares of Common Stock, par value $0.0001 per share, of Leap. The principal executive offices of Leap are located at 5887 Copley Drive, San Diego, California 92111.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being filed by AT&T, whose principal business address is 208 S. Akard St., Dallas, Texas 75202. AT&T is a holding company whose subsidiaries and affiliates operate in the communications services industry in both the United States and internationally, providing wireless and wireline telecommunications services and equipment.

(a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of AT&T is set forth in Schedule I hereto. Except as otherwise indicated in Schedule I, each person listed in Schedule I hereto is a citizen of the United States.

(d)-(e) During the last five years, neither AT&T nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4 below.

ITEM 4.	PURPOSE OF THE TRANSACTION.

(a)-(j) On July 12, 2013, Leap, AT&T, Laser, Inc. (the “Stockholders’ Representative”), a Delaware corporation, and Mariner Acquisition Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of AT&T, entered into that certain Agreement and Plan of Merger, dated as of July 12, 2013 (the “Merger Agreement”). The Merger Agreement provides, among other things, for the merger of the Merger Sub with and into Leap (the “Merger”) with Leap surviving (the “Surviving Corporation”) as a wholly-owned subsidiary of AT&T.

Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of Leap Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined in the Merger Agreement), will be converted into and shall thereafter represent the right to receive (i) $15.00 in cash and (ii) one non-transferable contingent value right (a “CVR”) to be issued by AT&T pursuant to a Contingent Value Rights Agreement (the “CVR Agreement”) among Leap, AT&T, the Stockholders’ Representative and a rights agent (the “Rights Agent”). The CVR will entitle each Leap stockholder to a pro rata share of the net proceeds of the future sale of the license granted to Leap by the FCC having the call sign WQJQ707 (the “License”).  At the Effective Time, Leap will become a wholly-owned subsidiary of AT&T. The Surviving Corporation will cause the shares of Leap Common Stock to be de-listed from the Nasdaq Global Select Market and de-registered under the Securities Exchange Act of 1934, as amended, as promptly as practicable following the Effective Time.

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Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, (i) approval of the Merger Agreement by the holders of shares of Leap Common Stock, (ii) obtaining certain federal and state regulatory approvals of the Merger and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the sale by Leap of certain ownership interests, (iv) the execution by  Leap, AT&T and the Stockholders’ Representative of the CVR Agreement and (v) other customary closing conditions.

Pursuant to the Merger Agreement, (i) the certificate of incorporation of  Leap as in effect immediately prior to the Effective Time (the “Charter”) will be the certificate of incorporation of the Surviving Corporation, until duly amended as provided therein or by applicable law, (ii) the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation (the “By-Laws”), and (iii) the board of directors of Merger Sub immediately prior to the Effective Time will become the board of directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

The Merger Agreement contains certain customary restrictions on the conduct of the business of Leap pending the Merger, including certain customary restrictions relating to Leap Common Stock. Further, pursuant to the Merger Agreement, Leap has agreed that, after the date of the Merger Agreement and prior to the Effective Time, it will not authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, stock, property or otherwise).

The Merger Agreement is attached as Exhibit 10.1 to AT&T’s current report on Form 8-K filed with the SEC on July 12, 2013 (the “8-K”), and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

In connection with the Merger Agreement, AT&T and Leap entered into the Voting Agreement with MHR, under which MHR has agreed to vote the shares of Leap Common Stock over which MHR has voting control (a) in favor of (i) adoption of the Merger Agreement and (ii) any other matter that is required to be approved by the stockholders of Leap to facilitate the transaction contemplated by the Merger Agreement, and (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger, (ii) any Acquisition Proposal (as defined in the Merger Agreement), (iii) any Alternative Acquisition Agreement (as defined in the Merger Agreement), and (iv) to the extent that any of the following actions require a stockholder vote pursuant to applicable Law, any proposal, transaction, agreement, amendment of Leap’s certificate of incorporation or by-laws or other action that is intended to or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the Merger or that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Leap in the Merger Agreement or facilitate an Alternative Acquisition Agreement and (c) as directed by AT&T with respect to any adjournment or other procedural matter.

Also under the Voting Agreement, MHR granted to AT&T an irrevocable proxy coupled with an interest, in accordance with Section 212(e) of the DGCL, which such interest was granted in order to secure MHR’s performance and in consideration of AT&T entering into the Voting Agreement and the Merger Agreement. The proxy granted by MHR is automatically revoked upon termination of the Voting Agreement.

The Voting Agreement will terminate on the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, and (c) certain material amendments to the Merger Agreement.

The form of the Voting Agreement is attached as Exhibit 10.2 to the 8-K and is incorporated herein by reference in its entirety. The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Except as contemplated by the Merger Agreement, the Voting Agreement or as otherwise set forth in this Item 4, neither AT&T, nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, has any present plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 521863308	13D	Page 5 of 10

At the closing of the Merger, AT&T will enter into the CVR Agreement.  Following a sale of the License, the Rights Agent will distribute to the holders of the CVRs the cash proceeds received by Leap or its affiliates from the sale, less (i) certain fees and expenses of Leap and its affiliates, the Stockholders’ Representative and the Rights Agent, (ii) an amount equal to the product of (1) the excess of the cash proceeds over the tax basis of the License at the Effective Time and (2) an assumed tax rate of 38.5%, and (iii) the amount of unsatisfied contingent liabilities relating to the License or the transactions contemplated by the CVR Agreement.  If an agreement to sell the License is not entered into within two years after the closing of the Merger, or a sale of the License has not been completed within three years after the closing of the Merger in the event an agreement for the sale of the License has been entered into but has not yet closed, then Leap will assume control of the License and be permitted to dispose of the License in its sole discretion, with the distributable proceeds from such sale to be distributed by the Rights Agent to the holders of the CVRs.

The CVR Agreement is attached as Exhibit 10.3 to the 8-K and is incorporated herein by reference in its entirety. The foregoing summary of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) For the purposes of Rule 13d-3 promulgated under the Exchange Act, AT&T may be deemed to be the beneficial owner of an aggregate of 23,598,857 shares in connection with the Voting Agreement. Pursuant to the rights afforded to it under the Voting Agreement, AT&T may be deemed to have shared power to vote up to an aggregate of 23,598,857 shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, AT&T may be deemed to be the beneficial owner of an aggregate of 23,598,857 shares. Based on the number of outstanding shares of Leap Common Stock on April 22, 2013 as set forth in Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, AT&T may be deemed to own approximately 29.9% of the issued and outstanding shares of Leap Common Stock. AT&T expressly disclaims beneficial ownership of all of the shares of Leap Common Stock subject to the Voting Agreement.

To the knowledge of AT&T, none of the persons listed on Schedule I hereto is the beneficial owner of any shares of Leap Common Stock.

(c) Except as described in Item 4 hereof or as listed on Schedule I hereto, no transactions in the Leap Common Stock were effected by AT&T, or, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, during the past 60 days.

(d) AT&T has no right to receive dividends from, or the proceeds from the sale of, the shares of Leap Common Stock subject to the Voting Agreement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in this Schedule 13D, to the knowledge of AT&T, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of Leap, including but not limited to, transfer or voting of any of the securities of Leap, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Leap.

CUSIP No. 521863308	13D	Page 6 of 10

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1
Agreement and Plan of Merger, dated as of July 12, 2013, by and among AT&T Inc., Laser, Inc., Mariner Acquisition Sub Inc. and Leap Wireless International, Inc. (Exhibit 10.1 to Form 8-K dated July 12, 2013.)

Exhibit 10.2
Form of Voting Agreement, dated as of July 12, 2013, by and among AT&T Inc., Leap Wireless International, Inc. and the stockholders listed on Schedule I thereto. (Exhibit 10.2 to Form 8-K dated July 12, 2013.)

Exhibit 10.3	Form of Contingent Value Rights Agreement, by and among AT&T Inc., Leap Wireless International, Inc., Laser, Inc. and the Rights Agent. (Exhibit 10.3 to Form 8-K dated July 12, 2013.)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this 13D is true, complete and correct.

Date: July 18, 2013	AT&T INC.

	By:	/s/ Rick L. Moore
Rick L. Moore
Senior Vice President – Corporate Development

CUSIP No. 521863308	13D	Page 8 of 10

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

AT&T INC.

Name of Director	Business Address	Principal Occupation	Name, Address and Principal Business of Employer
Randall L. Stephenson	208 S. Akard St. Dallas, Texas 75202	Chairman of the Board, Chief Executive Officer and President of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Gilbert F. Amelio	208 S. Akard St. Dallas, Texas 75202	Former Senior Partner of Sienna Ventures	Not Applicable
Reuben V. Anderson	208 S. Akard St. Dallas, Texas 75202	Senior partner in the law firm of Phelps Dunbar, LLP	Phelps Dunbar, LLP 4270 I-55 North Jackson, MS 39211-6391 Phelps Dunbar, LLP is a law firm.
James H. Blanchard	208 S. Akard St. Dallas, Texas 75202	Chairman of the Board and Partner of Jordan- Blanchard Capital, LLC	Jordan- Blanchard Capital, LLC 6001 River Road, Suite 100 Columbus, GA 31904 Jordan- Blanchard Capital, LLC is an alternative asset management firm.
Jaime Chico Pardo	208 S. Akard St. Dallas, Texas 75202	Founder and CEO of ENESA	ENESA Mario Pani 750-Mezzanine Col Lomas de Santa Fe 05300 Mexico C.P. ENESA is a private investment fund.
Scott T. Ford	208 S. Akard St. Dallas, Texas 75202	Partner of Westrock Capital Partners, LLC	Westrock Capital Partners, LLC 900 S. Shackleford Road, Suite 200 Little Rock, AR 72211 Westrock Capital Partners, LLC is a private investment group.

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James P. Kelly	208 S. Akard St. Dallas, Texas 75202	Retired Chairman of the Board and Chief Executive Officer of United Parcel Service, Inc.	Not Applicable
Jon C. Madonna	208 S. Akard St. Dallas, Texas 75202	Retired Chairman and Chief Executive Officer of KPMG	Not Applicable
Michael B. McCallister	208 S. Akard St. Dallas, Texas 75202	Chairman of the Board of Humana Inc.	Humana Inc. 500 West Main Street, 6th Floor Louisville, KY 40202 Humana Inc. is a managed healthcare company.
John B. McCoy	208 S. Akard St. Dallas, Texas 75202	Retired Chairman and CEO of Bank One Corporation	Not Applicable
Joyce M. Roché	208 S. Akard St. Dallas, Texas 75202	Retired President and Chief Executive Officer of Girls Incorporated	Not Applicable
Matthew K. Rose	208 S. Akard St. Dallas, Texas 75202	Chairman and CEO of Burlington Northern Santa Fe, LLC	Burlington Northern Santa Fe, LLC BNSF Railway Company 2650 Lou Menk Drive Fort Worth, TX 76131-2830 Burlington Northern Santa Fe, LLC is a railroad company.
Cynthia (Cindy) B. Taylor	208 S. Akard St. Dallas, Texas 75202	President and Chief Executive Officer of Oil States International, Inc.
Oil States International, Inc.
Three Allen Center
333 Clay St, Suite 4620
Houston, TX 77002

Oil States International, Inc. is a diversified solutions and services provider for the oil and gas industry.

Laura D’Andrea Tyson	208 S. Akard St. Dallas, Texas 75202	S.K. and Angela Chan Professor of Global Management at the Haas School of Business, University of California at Berkeley	Haas School of Business, University of California at Berkley 545 Student Services Building, Room 1900 Berkeley, CA 94720-1900

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Name of Executive Officer (other than Director)	Business Address	Principal Occupation	Name, Address and Principal Business of Employer
William A. Blase Jr.	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President – Human Resources of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
James W. Cicconi	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President – External and Legislative Affairs of AT&T Services, Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Catherine M. Coughlin	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President and Global Marketing Officer of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Rafael (Ralph) de la Vega	208 S. Akard St. Dallas, Texas 75202	President and Chief Executive Officer – AT&T Mobility Corp.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
John M. Donovan	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President – AT&T Technology and Network Operations of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Andrew M. Geisse	208 S. Akard St. Dallas, Texas 75202	Chief Executive Officer — AT&T Business Solutions of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Lori M. Lee	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President —Home Solutions of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
John T. Stankey	208 S. Akard St. Dallas, Texas 75202	Group President and Chief Strategy Officer of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
John J. Stephens	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President and Chief Financial Officer of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Wayne Watts	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President and General Counsel of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202